               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
                         Third Amendment

           Under the Securities Exchange Act of 1934*

             Allied Riser Communications Corporation
                        (Name of Issuer)

                          Common Shares
                 (Title of Class of Securities)

                            019496108
                         (CUSIP Number)

                          Gary J. Wolfe
                       Seward & Kissel LLP
                     One Battery Park Plaza
                    New York, New York  10004
                         (212)  574-1200
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        January 11, 2002
     (Date of event which requires filing of this statement)

                          Page 1 of 22

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.d-1(g), check the following box  / /

     NOTE:   Schedules filed in paper format shall include a
signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Guardfish, LLC
                          I.R.S. Identification No.: 41-2000467
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  650,618
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          650,618
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          -0-
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Peninsula Partners, L.P.
                          I.R.S. Identification No.: 54-1967939
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,281,717
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,281,717
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,281,717
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          2.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Sagamore Hill Hub Fund, Ltd.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Cayman Islands
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,044,242
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,044,242
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,044,242
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.7%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          CRT Capital Group, LLC
                          I.R.S. Identification No.: 06-1386357
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Connecticut
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  785,621
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          785,621
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          785,621
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.3%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          JMG Capital Partners, L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          California
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  58,556
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          58,556
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          58,556
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          JMG Triton Offshore Fund, Ltd.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          British Virgin Islands
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  198,438
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          198,438
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          198,438
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .3%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             LC CAPITAL PARTNERS, L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  292,778
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          292,778
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          292,778
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .5%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             HBV Capital Management, LLC
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  105,269
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          105,269
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          105,269
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .2%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Magten Asset Management, Corp.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  442,420
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,008,457
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,008,457
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.7
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Angelo, Gordon & Co., L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  221,210
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          221,210
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          221,210
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .4%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Marketus Value Partners, L.P.
                             Tax ID No. 13-4197373
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                   -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                 65,062
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                         65,062
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         65,062
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         .1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             ANDA Partnership
                             IRS Identification No. 88-0132846
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Illinois
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,301,236
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,301,236
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,301,236
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          2.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

    This third amended Schedule 13D (the "Third Amendment") amends and supplements the Schedule 13D filed on December 6, 2001 (the "Schedule 13D") by Providence Asset Management, LLC, Peninsula Partners, L.P., Sagamore Hill Hub Fund, Ltd., CRT Capital Group, LLC, JMG Capital Partners, L.P., JMG Triton Offshore Fund, Ltd., LC Capital Partners, L.P., HBV Capital Management, LLC and Magten Asset Management, Corp., the first amended Schedule 13D ("First Amendment") filed on December 11, 2001 by the above listed entities and Angelo, Gordon & Co., L.P., and the second amended Schedule 13D ("Second Amendment") filed on December 28, 2001 by the above listed parties with Guardfish, LLC substituted for Providence Asset Management, LLC, with respect to the common shares, $.0001 par value, of Allied Riser Communications Corporation (the "Company").

    The purpose of this Third Amendment is: (i) to add ANDA Partnership, an Illinois General Partnership, and Marketus Value Partners, L.P. as Reporting Persons to the Schedule 13D, (ii) to disclose and attach as an Exhibit a Right of First Refusal agreement for the Sale of the Notes by and among certain of the Reporting Persons, and (iii) to disclose the filing of and attach as an exhibit an Amended Verified Complaint in the Action, pending in the Chancery Court of Delaware, brought by certain of the Reporting Persons, and the intention of the Reporting Persons to seek a preliminary injunction enjoining the Company's proposed merger with Cogent.

    All capitalized terms used in this Third Amendment and not otherwise defined herein have the meaning set forth in the
Schedule 13D and the First and Second Amendment.

ITEM 1.    SECURITY AND ISSUER.

    No changes.

ITEM 2.    IDENTITY AND BACKGROUND.

    Item 2 is hereby amended as follows:

    The first sentence of the first paragraph of Item 2 is replaced in its entirety with the following:

         (a) This statement is filed by the following entities with respect to securities (the "Notes") beneficially held in discretionary accounts managed by the reporting persons listed herein or by discretionary accounts managed by the reporting persons listed herein: (i) CRT Capital Group, LLC, a Connecticut limited liability company ("CRT Capital"), with respect to Notes beneficially owned by it, (ii) Peninsula Partners, L.P., a Delaware limited partnership ("Peninsula Partners"), with respect to Notes beneficially owned by it, (iii) Guardfish LLC, a Delaware limited liability company ("Guardfish"), with respect to Notes held by it and that were previously beneficially owned by Providence Asset Management, LLC, (iv) Sagamore Hill Hub Fund, Ltd., a Cayman Islands company ("Sagamore Hill"), with respect to Notes beneficially owned by it, (v) JMG Capital Partners, LLC, a California limited liability company ("JMG Capital"), with respect to Notes held in discretionary accounts managed by it, (vi) JMG Triton Offshore Fund, Ltd., a British Virgin Islands company ("JMG Triton"), with respect to Notes beneficially owned by it, (vii) LC Capital Partners, L.P., ("LC Capital Partners") with respect to Notes beneficially owned by it, (viii) Magten Asset Management Corporation, a Delaware corporation ("Magten Asset Management") with respect to Notes held in discretionary accounts managed by it, (ix) HBV Capital Management, LLC ("HBV Capital") with respect to Notes beneficially owned by it, (x) Angelo, Gordon & Co., L.P. ("Angelo Gordon") with respect to Notes held in discretionary accounts managed by it, (xi) ANDA Partnership ("ANDA"), an Illinois general partnership, with respect to notes beneficially owned by it, and (xii) Marketus Value Partners, L.P. ("Marketus"), with respect to notes beneficially owned by it.

    The second paragraph of Item 2 is replaced in its entirety with the following:

         (b) The principal business of each of JMG Capital, HBV Capital, Magten Asset Management and Angelo Gordon is to serve as an investment manager to private investment funds. The principal business of Peninsula Partners, LC Capital Partners, Guardfish, ANDA and Marketus is that of a private investment entity engaged in the purchase and sale of securities for investment. The principal business of Sagamore Hill and JMG Triton is that of an offshore investment fund engaged in the purchase and sale of securities for investment. CRT Capital is an NASD registered broker-dealer.

    The following sentences are added to the third paragraph of
Item 2:

         (c)  The address of ANDA Partnership is 2 North
         Riverside Plaza, Suite 1500, Chicago, IL 60606. The address of Marketus is 230 Park Avenue, 13th Floor, New
         York, NY 10169.

    The last paragraph of Item 2 is replaced in its entirety with the following:

         Information contained herein concerning CRT Capital, Peninsula Partners, Guardfish, Sagamore Hill, JMG Capital, JMG Triton, LC Capital Partners, Magten Asset Management, HBV Capital, Angelo Gordon, ANDA Partnership, and Marketus has been provided by each such Reporting Person. Each reporting person specifically disclaims any and all responsibility for information provided by each other reporting person.

ITEM 3.  Source and Amount of Funds and Other Consideration.

    Item 3 is hereby amended to read in its entirety as follows:

         The amount of the consideration for the Company's common shares is the face amount of the Notes owned by CRT Capital, Peninsula Partners, Guardfish, Sagamore Hill, JMG Capital, JMG Triton, LC Capital Partners, Magten Asset Management, HBV Capital, Angelo Gordon, ANDA and Marketus or discretionary accounts managed by these Reporting Persons, which is approximately $12,075,000, $19,700,000, $10,000,000, $15,050,000, $900,000,
         $3,050,000, $4,500,000, $15,500,000, $1,618,000,
         $3,400,000, $20,000,000 and $1,000,000 respectively,
         that is convertible into the Company's common shares at the ratio of 65.0618 of the Company's common shares for each $1,000 principal amount of the Notes. The actual purchase price for the Notes held by the reporting persons will have varied.

         The Notes purchased by Peninsula Partners, Sagamore Hill, JMG Triton, CRT Capital, LC Capital Partners, Guardfish, ANDA and Marketus were purchased with the investment capital of the respective entities. The Notes purchased by discretionary accounts managed by JMG Capital, HBV Capital, Magten Asset Management and Angelo Gordon were purchased with the investment capital of their respective discretionary accounts.

ITEM 4.  Purpose of the Transaction.

    Item 4 is hereby amended to include the following paragraphs:

         On January 11, 2002, certain of the Reporting Persons named in the Schedule 13D who are Plaintiffs in the Delaware action filed an amended verified complaint in that action. In addition to amending certain of the allegations against the Defendants, ANDA was included as a plaintiff in the Delaware action. A copy of the

         Amended Verified Complaint is attached hereto as Exhibit S.

         Such Reporting Persons have requested that the court issue summonses to be served on the defendants, and intend to move for a preliminary injunction enjoining the Company's proposed merger with Cogent.

         Also on January 11, 2002, certain of the Reporting Persons entered into a Right of First Refusal agreement ("Right of First Refusal"), pursuant to which the parties to the agreement agreed not to transfer any Notes held by such Reporting Person to a third party unless and until offered to each other party to the Right of First Refusal. The Right of First Refusal is attached here as Exhibit T.

         The Reporting Persons reserve the right to purchase or dispose of Notes and common shares of the Company and to make proposals to the Company and its shareholders relating to the common shares and the Company's capital structure.

ITEM 5.  Interest in Securities of the Issuer.

    Item 5 is hereby amended as follows:

    The second and third paragraphs of Item 5 are amended to read in their entirety as follows:

         As of the close of business on January 11, 2002, (i) CRT Capital, through discretionary accounts, has the right to acquire 785,621 of the Company's common shares, constituting approximately 1.3% of its outstanding common shares, upon the conversion of all of the Notes it holds; (ii) Peninsula Partners has the right to acquire 1,281,717 of the Company's common shares, constituting approximately 2.1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (iii) Guardfish has the right to acquire 650,618 of the Company's common shares, constituting approximately 1.1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds; (iv) Sagamore Hill has the right to acquire 979,180 of the Company's common shares, constituting approximately 1.6% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (v) JMG Capital, through discretionary accounts, has the right to acquire 58,556 of the Company's common shares, constituting approximately .1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (vi) JMG Triton has the right to acquire 198,438 of the Company's common shares, constituting approximately .3% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (vii) LC Capital Partners has the right to acquire 292,778 of the Company's common shares, constituting approximately .5% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (viii) Magten Asset Management, through discretionary accounts, has the right to acquire 1,008,457 of the Company's common shares, constituting approximately 1.7% (ix) HBV Capital has the right to acquire 105,269 of the Company's common shares, constituting approximately .2% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (x) Angelo Gordon, through discretionary accounts, has the right to acquire 221,210 of the Company's common shares, constituting approximately .4% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (xi) ANDA has the right to acquire 1,301,236 of the Company's common shares, constituting approximately 2.1% of the Company's outstanding common shares, upon conversion of all of the Notes that it holds, and
         (xii) Marketus has the right to acquire 65,062 of the Company's common shares, constituting approximately .1% of the Company's outstanding common shares, upon conversion of all of the Notes that it holds.

         As of January 11, 2002, (i) CRT Capital has the power to direct the vote and the power to direct the disposition of 785,621 of the Company's common shares upon the conversion of the Notes; (ii) Peninsula Partners has the power to vote and the power to dispose of 1,281,717 of the Company's common stock upon the conversion of the Notes, (iii) Guardfish has the power to direct the vote and the power direct the disposition of 650,618 of the Company's common shares upon the conversion of the Notes; (iv) Sagamore Hill has the power to vote and the power to dispose of 979,180 of the Company's common shares upon the conversion of the Notes, (v) JMG Capital has the power to direct the vote and the power to direct the disposition of 58,556 of the Company's common shares upon the conversion of the Notes, (vi) JMG Triton has the power to vote and the power to dispose of 198,438 of the Company's common shares upon the conversion of the Notes, (vii) LC Capital Partners has the power to vote and the power to dispose of 292,778 of the Company's common shares upon the conversion of the Notes, (viii) Magten Asset Management has the power to direct the vote of 442,420 of the Company's common shares, and the power to direct the disposition of 1,008,457 of the Company's common shares upon the conversion of the Notes, (ix) HBV Capital has the power to vote the power to dispose of 105,269 of the Company's common shares upon the conversion of the Notes, (x) Angelo Gordon has the power to direct the vote and the power to direct the disposition of 221,210 of the Company's common shares upon the conversion of the Notes, (xi) ANDA has the power to vote and the power to dispose of 1,301,236 of the Company's common shares upon the conversion of the Notes, and (xii) Marketus has the power to vote and the power to dispose of 65,062 of the Company's common shares upon the conversion of the Notes.

    The first sentence of the last paragraph of Item 5 is amended to read as follows:

         Information contained herein concerning CRT Capital, Peninsula Partners, Guardfish, Sagamore Hill, Magten Asset Management, JMG Capital, JMG Triton, LC Capital Partners, Angelo Gordon, ANDA, and Marketus has been provided by each such reporting Person.

ITEM 6. Contracts, arrangements, Understandings or relationships with respect to the Securities of the Issuer.

    Item 6 is amended to read in its entirety as follows:

         Except for a filing agreement relating to the Schedule 13D and amendments thereto and the Right of First Refusal by and among certain of the reporting persons, the Reporting Persons listed herein do not have, nor do any accounts managed by a reporting person have, any contracts, arrangement, understandings or relationships with respect to the Company's common shares.

ITEM 7  Materials to be Filed as Exhibits.

    Exhibits q) through r) were filed with the Schedule 13D, the First Amendment and the Second Amendment.

    The following documents are filed as exhibits to this Third
Amendment:

    s)   Amended Verified Complaint, filed with the Chancery
         Court of Delaware on January 11, 2002

    t) Right First Refusal agreement, by and among certain of the Reporting Persons, with respect to the Notes.

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 11, 2002



GUARDFISH, LLC


By: /S/ John G. Kopchik
        ____________________

PENINSULA PARTNERS, L.P.


By: /S/ R. Ted Weschler
        ____________________

SAGAMORE HILL HUB FUND, LTD


By: /S/ Steven Bloom
        ____________________


CRT CAPITAL GROUP, LLC


By: /S/ Robert Lee
        ____________________


JMG CAPITAL PARTNERS, L.P.


By: /S/ Jonathan Glaser
        ____________________

JMG TRITON OFFSHORE FUND, LTD


By: /S/ Jonathan Glaser
        ____________________

LC CAPITAL PARTNERS, LP


By: /S/ Steve Lampe
        ____________________

MAGTEN ASSET MANAGEMENT, CORP.


By: /S/ Robert Capozzi
        ____________________


HBV CAPITAL MANAGEMENT, LLC


By: /S/ George J. Konomos
        ____________________


ANGELO, GORDON & CO., LP


By: /S/ Fred Berger
        ____________________


ANDA PARTNERSHIP


By Its Partners:

 Ann Only Trust

By: /S/ Mark Slezak
        ____________________

 Ann and Descendants Trust


By: /S/ Mark Slezak
        ____________________


Marketus Value Partners, LP


 By: /S/ Edmond A. Hajim
     _______________________




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03872001.AC4